United States securities and exchange commission logo





                              September 9, 2022

       David Poltack
       Chief Financial Officer
       Athlon Acquisition Corp.
       c/o Causeway Media Partners
       44 Brattle Street
       Cambridge , MA 02138

                                                        Re: Athlon Acquisition
Corp.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Form 10-Q for the
period ended June 30, 2022
                                                            File No. 001-39870

       Dear David Poltack:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that you may not be able to
complete an initial business combination with a U.S. target
                                                        company should the
transaction be subject to review by a U.S. government entity, such as the Committee on
Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the transaction could
prevent you from completing an initial business combination and require
 David Poltack
FirstName LastNameDavid
Athlon Acquisition Corp. Poltack
Comapany 9,
September  NameAthlon
             2022      Acquisition Corp.
September
Page 2    9, 2022 Page 2
FirstName LastName
         you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
Item 9A. Controls and Procedures
Management's Report on Internal Controls Over Financial Reporting, page 44

2. We note that the 10-K for the year ended December 31, 2021 represents the second annual report filed after IPO effectiveness. In addition within risk factor disclosures on page 35, you acknowledge the requirement to evaluate and report on your system of internal controls beginning with your annual report for the year ending December 31, 2021.
          However, we could not locate management's report on internal controls over financial reporting within Item 9A of your annual report. Please amend your annual report to include management's report on internal controls over financial reporting pursuant to Item
         308(a) of Regulation S-K.
Report of Independent Registered Public Accounting Firm, page F-2

3. We note your audit opinion does not reference the balance sheet as of December 31, 2020 or the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the period from October 6, 2020 (inception) through December 31, 2020. Please have your auditor revise its opinion to include the above referenced information which is required pursuant to Rule 8-02 of Regulation S-X. Please amend your filing to include such revised audit opinion. Please note that when you file your amendment, new certifications should be filed and all amended Items should be filed in their entirety.
Form 10-Q for the period ended June 30, 2022

Exhibits 31.1 and 31.2, page 1

4. We note that your certifications omit the introductory language referring to internal control over financial reporting in paragraph 4 and paragraph 4(b) language referring to internal control over financial reporting. Please file an amendment to your quarterly reports for the periods ended March 31, 2022 and June 30, 2022 that include certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a).
          Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have any questions.
 David Poltack
Athlon Acquisition Corp.
September 9, 2022
Page 3




FirstName LastNameDavid Poltack         Sincerely,
Comapany NameAthlon Acquisition Corp.
                                        Division of Corporation Finance
September 9, 2022 Page 3                Office of Real Estate & Construction
FirstName LastName